Mail Stop 0407

      							March 31, 2005

Via U.S. Mail and Fax (813-818-9127)
Mr. Gregory B. Reeves
Vice President of Finance and Controller
SRI/Surgical Express, Inc.
12425 Racetrack Road
Tampa, Florida 33626

	RE:	SRI/Surgical Express, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed February 28, 2005

Dear Mr. Reeves:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies

1. Addressing EITF 99-19, tell us the factors you considered in determining you act as a principal related to the Aesculap joint marketing agreement.

2. We note from page 18 that you have public bonds. Please tell us how you account for the bonds and related interest.

   Reserve for Shrinkage, Obsolescence and Scrap for Reusable
Surgical Products, page 12

3. Please tell us why how you consider 210-day period for non-scanned products as appropriate.

   Amortization of Reusable Products, page 12

4. We note that you determine the lives of reusable products based upon a method similar to the units of production method. Please tell us how you are able to individually track the reusable products "uses" to amortize them over this method. In addition please tell us in days how long it takes to attain the estimated uses. Tell us why you believe that it is not appropriate to account for reusable surgical products as inventory and why you classify the related transactions as investing activities in the statement of cash flows.

5. We note that 85% of the products your reusable products have lives
of 75, 100, and 125 uses.  Please tell us the nature of the other
15%
of products and how they are accounted for.

Item 8. Financial Statements and Supplementary Data

Balance Sheets, page 24

6. Please present a classified balance sheet as required by Regulation SX, Rule 5-02.

Note B-Summary of Significant Accounting Policies

   Property, Plant, and Equipment, Net, page 28

7. We note that you amortize leasehold improvements over the term of the lease. Note that per leasehold improvements are to be amortized over the shorter of their useful lives or the lease term. Please advise or revise. Also tell us if you include renewals in your determination of useful lives and the basis for this inclusion.

   Health Insurance, page 29

8. Please tell us how you account for the claims incurred but not reported. Tell us the amount of claims incurred but not reported recognized under this method for each period presented. Tell us how your estimates have differed from the actual payments you have made and tell us the impact of such differences on your results of operations for each period presented.

   Revenue Recognition, page 29

9. We note that you recognize revenue when products or services are delivered. Please tell us whether or not there is a right of return under your services.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
824-5551 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
942-1876 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Mr. Gregory B. Reeves
SRI/Surgical Express, Inc.
April 5, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE